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                                  NORTHERN WAY
                                 RESOURCES, INC.
                           627 Moberly Road, Suite 601
                   Vancouver, British Columbia Canada V5Z 4B3
                       (604) 628-2165, Fax (866) 824-0888

September 12, 2005


U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 0305

Attention:        Mr. H. Christopher Owings and Ms. Anita Karu

Dear Sirs:

Re:               Northern Way Resources Inc.
                  Amendment No. 3 - Registration Statement on Form SB-2 File No. 333-125699

We are in receipt of your letter dated September 7, 2005 regarding our registration statement on Form SB-2. We respond to your comments as follows:

Interim Financial Statements, page 31
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1.       We note that you have replaced your audited  financial  statements with unaudited interim financial statements. Please amend your filing to include both sets of financial statements. If you elect to present both your audited and unaudited periods together by adding additional columns in one set of financial statements, only the interim period column should be labeled "unaudited".

         We have amended our filing and re-inserted the audited financial statements so that both are included.

Interim Statement of Stockholders' Equity, page 35
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2.       The June 30, 2005 balances do not sum correctly. Please Revise.

         We have revised the Interim Statement of Stockholders' Equity, page 35, so that they do sum correctly.


         Yours truly,

         /s/ Keith Andrews

         Northern Way Resources Inc.
         Keith Andrews, President